

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2024

Brian Van Abel
Executive Vice President and Chief Financial Officer
Xcel Energy, Inc.
414 Nicollet Mall
Minneapolis, MN 55401

      Re: Xcel Energy, Inc.
          Form 10-K for the Fiscal Year ended December 31, 2023
          Filed February 21, 2024
          File No. 001-03034

Dear Brian Van Abel:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation